Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a special joint meeting of the shareholders of the Managed Municipal Fund, Inc. (the “Municipal Fund”), Total Return U.S. Treasury Fund, Inc., ISI Strategy Fund, Inc., and North American Government Bond Fund, Inc. held on March 16, 2015, the shareholders of the Municipal Fund approved the following proposal:

Proposal: To approve the Agreement and Plan of Reorganization pursuant to which the Municipal Fund was reorganized into the Centre Active U.S. Tax Exempt Fund, a series of the Centre Funds.

	# of Votes Cast	% of Votes Cast
For	3,238,247	86.87%
Against	44,701	1.20%
Abstain	444,614	11.93%
Total	3,727,561	59.60%